Filed pursuant to Rule 433
Registration No. 333-194991
March 23, 2015
PRICING TERM SHEET

Issuer:	Southwestern Electric Power Company
Expected Ratings*:	Baa2 by Moody’s Investors Service, Inc. BBB by Standard & Poor’s Ratings Services
Designation:	Senior Notes, Series J, due 2045
Principal Amount:	$400,000,000
Maturity:	April 1, 2045
Coupon:	3.90%
Interest Payment Dates:	April 1 and October 1
First Interest Payment Date:	October 1, 2015
Treasury Benchmark:	3.00% due November 15, 2044
Treasury Yield:	2.501%
Reoffer Spread:	T+ 145 basis points
Yield to Maturity:	3.951%
Price to Public:	99.108% of the principal amount thereof
Transaction Date:	March 23, 2015
Settlement Date:	March 26, 2015 (T+3)
Redemption Terms:
Make-whole call:	Prior to October 1, 2044 at a discount rate of the Treasury Rate plus 25 basis points
Par call:	On or after October 1, 2044 at par
Minimum Denomination:	$1,000 and integral multiples in excess thereof
CUSIP/ISIN:	845437BN1/US845437BN11
Joint Book-Running Managers:	Mizuho Securities USA Inc. UBS Securities LLC Citigroup Global Markets Inc. Scotia Capital (USA) Inc.
Co-Managers:	BBVA Securities Inc. SMBC Nikko Securities America, Inc. The Huntington Investment Company

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Mizuho Securities USA Inc., toll-free at 1-866-271-7403 or UBS Securities LLC, toll-free at 1- 888-827-7275.